Free Writing Prospectus Filed Pursuant to Rule 433
To Prospectus dated April 3, 2020
Preliminary Prospectus Supplement dated June 16, 2021
Registration Statement File No. 333-236975

ALGONQUIN POWER & UTILITIES CORP.

Offering of
20,000,000 Equity Units
(Initially Consisting of 20,000,000 Corporate Units)

Pricing Term Sheet dated
June 17, 2021

The information in this pricing term sheet relates to an offering (the “Offering”) by Algonquin Power & Utilities Corp. (the “Issuer”) of the Equity Units described herein and should be read together with the preliminary prospectus supplement dated June 16, 2021 relating to the Offering (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein and the related final base prospectus dated April 3, 2020 (the “Final Base Shelf Prospectus”), filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933, as amended (Registration Statement File No. 333-236975).  Terms used but not defined herein, with respect to the Offering, have the meanings ascribed to them in the Preliminary Prospectus Supplement.

The Final Base Shelf Prospectus and the Preliminary Prospectus Supplement containing important information relating to the securities described in this document have been filed with the securities regulatory authorities in each of the provinces of Canada.  A copy of the Final Base Shelf Prospectus, the Preliminary Prospectus Supplement, any other applicable shelf prospectus supplement that has been filed and any amendment thereto are required to be delivered with this document.

This document does not provide full disclosure of all material facts relating to the securities offered.  Investors should read the Final Base Shelf Prospectus, the Preliminary Prospectus Supplement, any other applicable shelf prospectus supplement and any amendment thereto for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

Issuer:	Algonquin Power & Utilities Corp., a corporation duly incorporated, organized and existing under the laws of Canada
Stock Ticker:	New York Stock Exchange / Toronto Stock Exchange “AQN”
Pricing Date:	June 17, 2021
Trade Date:	June 18, 2021
NYSE Closing Price of the Common Shares on June 17, 2021:	$15.00 per share
Settlement Date:	June 23, 2021 (T+3)
Registration/Prospectus Format:	SEC Registered on Form F-10 and qualified for distribution in each of the provinces of Canada pursuant to the United States/Canada Multi-Jurisdictional Disclosure System (MJDS).

Offering
Title of Securities:
Equity Units that will each have a stated amount of $50.00 and will initially be in the form of a Corporate Unit consisting of (i) a Purchase Contract issued by the Issuer and (ii) initially, a 1/20, or 5%, undivided beneficial ownership interest in $1,000 principal amount of 1.18% remarketable senior notes due 2026 to be issued by the Issuer (each being referred to as a “Note”).

Number of Equity Units Offered:
20,000,000 (or 23,000,000 if the Underwriters exercise their option to purchase up to 3,000,000 additional Corporate Units in full, solely to cover over-allotments) (upsized from 18,000,000 (or 20,700,000 if the Underwriters exercise their option to purchase up to 2,700,000 additional Corporate Units in full, solely to cover over-allotments).

Aggregate Offering Amount:
$1,000,000,000 (or $1,150,000,000 if the Underwriters exercise their over-allotment option in full) (upsized from $900,000,000 (or $1,035,000,000 if the Underwriters exercise their over-allotment option in full).

Stated Amount per Equity Unit:	$50.00
Corporate Unit Public Offering Price:	$50.00 per Corporate Unit
Underwriting Commissions:	$1.20 per Corporate Unit $24 million in aggregate (or approximately $27.6 million if the Underwriters exercise their over-allotment option in full).
Estimated Net Proceeds to the Issuer from the Offering:
The Issuer estimates that it will receive net proceeds of $976 million from the sale of Corporate Units in the Offering after deducting the underwriting commissions but before deducting the estimated Offering expenses. The Issuer estimates that it will receive net proceeds of approximately $1,122.4 million if the Underwriters exercise their over-allotment option in full after deducting the underwriting commissions but before deducting the estimated Offering expenses.

Interest Rate on the Notes:	1.18% per year subject to reset in connection with a successful remarketing.
Interest Payment Dates:	Prior to a successful remarketing, March 15, June 15, September 15 and December 15 of each year, commencing on September 15, 2021.
Contract Adjustment Payment Rate:	6.57% per year on the stated amount per Equity Unit, or $3.285 per year, subject to the Issuer’s right to defer contract adjustment payments, as described in the Preliminary Prospectus Supplement.
Contract Adjustment Payment Dates:	March 15, June 15, September 15 and December 15 of each year, commencing on September 15, 2021.

Deferred Contract Adjustment Payments:
Deferred contract adjustment payments will accrue additional contract adjustment payments at the rate equal to 7.75% per annum, compounded on each contract adjustment payment date to, but excluding, the contract adjustment payment date on which such deferred contract adjustment payments are paid.

Total Distribution Rate on the Corporate Units:	7.75% per annum.
Reference Price:	$15.00 (subject to adjustment, as described in the Preliminary Prospectus Supplement).
Threshold Appreciation Price:	$18.00 (subject to adjustment, as described in the Preliminary Prospectus Supplement), which represents appreciation of 20% over the reference price.
Minimum Settlement Rate:
2.7778 Common Shares (subject to adjustment, as described in the Preliminary Prospectus Supplement), which is approximately equal to the $50.00 stated amount per Equity Unit, divided by the threshold appreciation price.

Maximum Settlement Rate:
3.3333 Common Shares (subject to adjustment, as described in the Preliminary Prospectus Supplement), which is approximately equal to the $50.00 stated amount per Equity Unit, divided by the reference price.

Purchase Contract Settlement Date:	June 15, 2024 (or if such day is not a business day, the following business day).
Notes Maturity Date:	June 15, 2026.
Joint Bookrunning Managers:	J.P. Morgan Securities LLC Wells Fargo Securities, LLC BMO Capital Markets Corp. Morgan Stanley & Co. LLC BofA Securities, Inc.
Co-Managers:	CIBC World Markets Corp. National Bank of Canada Financial Inc. RBC Capital Markets, LLC Scotia Capital (USA) Inc. TD Securities (USA) LLC
Listing:	The Issuer intends to apply to list the Corporate Units on the New York Stock Exchange and expects trading to commence within 30 days of the date of initial issuance of the Corporate Units.
CUSIP for the Corporate Units:	015857 873
ISIN for the Corporate Units:	US0158578734
CUSIP for the Treasury Units:	015857 865
ISIN for the Treasury Units:	US0158578650
CUSIP for the Notes:	015857 AF2
ISIN for the Notes:	US015857AF21

Allocation of the Purchase Price for U.S. Federal Income Tax Purposes:
The Issuer will report the initial fair market value of each of the Notes as $50.00 (or 100% of the issue price of a Corporate Unit) and the fair market value of each Purchase Contract as $0 (or 0% of the issue price of a Corporate Unit).

Allocation of the Purchase Price for Canadian Federal Income Tax Purposes:
The Issuer will report the initial fair market value of each of the Notes as $50.00 (or 100% of the issue price of a Corporate Unit) and the fair market value of each Purchase Contract as $0 (or 0% of the issue price of a Corporate Unit).

Early Settlement:
Subject to certain conditions described under “Description of the Purchase Contracts-Early Settlement” in the Preliminary Prospectus Supplement, a holder of Corporate Units or Treasury Units may settle the related Purchase Contracts at any time prior to 4:00 p.m., New York City time, on the second business day immediately preceding the Purchase Contract Settlement Date, other than during a blackout period (as described in the Preliminary Prospectus Supplement) in the case of Corporate Units. An early settlement may be made only in integral multiples of 20 Corporate Units or 20 Treasury Units; however, if the Treasury portfolio has replaced the Notes as a component of the Corporate Units following a successful optional remarketing, holders of Corporate Units may settle early only in integral multiples of 400,000 Corporate Units. If a Purchase Contract is settled early, the number of Common Shares to be issued per Purchase Contract will be equal to the Minimum Settlement Rate (subject to adjustment, as described in the Preliminary Prospectus Supplement).

Early Settlement Upon a Fundamental Change:
Subject to certain conditions described under “Description of the Purchase Contracts-Early Settlement Upon a Fundamental Change” in the Preliminary Prospectus Supplement, following a “fundamental change” (as defined in the Preliminary Prospectus Supplement) that occurs prior to the 20th business day preceding the Purchase Contract Settlement Date, each holder of a Purchase Contract will have the right to accelerate and settle the Purchase Contract early on the fundamental change early settlement date (as defined in the Preliminary Prospectus Supplement) at the settlement rate determined as if the applicable market value equaled the share price (as defined in the Preliminary Prospectus Supplement), plus an additional make-whole amount of Common Shares (such additional make-whole amount of Common Shares being hereafter referred to as the “make-whole shares”). This right is referred to as the “fundamental change early settlement right” in the Preliminary Prospectus Supplement.

The number of make-whole shares per Purchase Contract applicable to a fundamental change early settlement will be determined by reference to the table below, based on the date on which the fundamental change occurs or becomes effective (the “effective date”) and the “share price” (as defined in the Preliminary Prospectus Supplement) for the fundamental change:

Share Price on Effective Date
Effective Date	$5.00	$7.50	$10.00	$12.50	$15.00	$16.00	$18.00	$25.00	$30.00	$40.00	$55.00	$75.00	$100.00
June 23, 2021	0.8785	0.5654	0.3778	0.2044	0.0000	0.1852	0.4273	0.2182	0.1576	0.1026	0.0635	0.0356	0.0165
June 15, 2022	0.7915	0.5147	0.3523	0.1906	0.0000	0.1608	0.3950	0.1886	0.1385	0.0941	0.0609	0.0373	0.0210
June 15, 2023	0.4935	0.3233	0.2297	0.1178	0.0000	0.0801	0.2971	0.1111	0.0842	0.0593	0.0393	0.0251	0.0154
June 15, 2024	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The share prices set forth in the first row of the table above (i.e., the column headers) will be adjusted upon the occurrence of certain events requiring anti-dilution adjustments to the fixed settlement rates in a manner inversely proportional to the adjustments to the fixed settlement rates, as described in the Preliminary Prospectus Supplement.
The exact share price and effective date applicable to a fundamental change may not be set forth on the table, in which case:
•      if the share price is between two share prices on the table or the effective date is between two effective dates on the table, the number of make-whole shares will be determined by straight line interpolation between the make-whole share amounts set forth for the higher and lower share prices and the two effective dates based on a 365-day year, as applicable;
•      if the share price is in excess of $100.00 (subject to adjustment in the same manner as the share prices set forth in the first row of the table, as described above), then the make-whole share amount will be zero; and
•      if the share price is less than $5.00 (subject to adjustment in the same manner as the share prices set forth in the first row of the table, as described above) (the “minimum share price”), then the make-whole share amount will be determined as if the share price equaled the minimum share price, using straight line interpolation, as described above in the first bullet, if the effective date is between two effective dates on the table.

Unless the Treasury portfolio has replaced the Notes as a component of the Corporate Units as a result of a successful optional remarketing, holders of Corporate Units may exercise the fundamental change early settlement right only in integral multiples of 20 Corporate Units. If the Treasury portfolio has replaced the Notes as a component of Corporate Units, holders of the Corporate Units may exercise the fundamental change early settlement right only in integral multiples of 400,000 Corporate Units. A holder of Treasury Units may exercise the fundamental change early settlement right only in integral multiples of 20 Treasury Units.

CHANGES TO THE PRELIMINARY PROSPECTUS SUPPLEMENT

Increase in number of Equity Units offered

The issuer has increased the size of the offering such that the number of Equity Units offered has increased by 2,000,000 Corporate Units (or by 2,300,000 Corporate Units, if the Underwriters exercise their option to purchase up to 3,000,000 additional Corporate Units in full, solely to cover over-allotments), from 18,000,000 (or 20,700,000 if the Underwriters exercise their option to purchase up to 2,700,000 additional Corporate Units in full, solely to cover over-allotments) to 20,000,000 (or 23,000,000 if the Underwriters exercise their option to purchase up to 3,000,000 additional Corporate Units in full, solely to cover over-allotments) (the “Offering Upsize”).

The issuer estimates that the net proceeds from this offering, after deducting the underwriting commissions but before deducting the estimated Offering expenses, will be $976 million.  The uses of proceeds and other information in the Preliminary Prospectus Supplement will be deemed to have changed to reflect the amount of the Offering Upsize and the use of proceeds therefrom.

Under Rule 15c6-1 of the U.S. Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Corporate Units on any date prior to two business days before delivery will be required, by virtue of the fact that the Corporate Units initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Corporate Units who wish to make such trades should consult their own advisor.

The Issuer has filed a registration statement (including a prospectus), as amended, in the United States and the Final Base Shelf Prospectus in each of the provinces of Canada pursuant to the Multijurisdictional Disclosure System established between Canada and the United States (File No. 333-236975).  Before you invest, you should read the prospectus in that registration statement, the Final Base Shelf Prospectus and other documents the Issuer has filed with the Canadian Securities Administrators (“CSA”) and the SEC for more complete information about the Issuer and the Offering.  You may get these documents for free by visiting SEDAR at www.sedar.com and EDGAR on the SEC Website at www.sec.gov.  Alternatively, the Issuer, any underwriter or any dealer participating in the Offering will arrange to send you the Final Base Shelf Prospectus and the Preliminary Prospectus Supplement if you request them by calling J.P. Morgan Securities LLC at 1-866-803-9204; Wells Fargo Securities, LLC at 1-800-326-5897; BMO Capital Markets Corp. at 1-800-414-3627; or Morgan Stanley & Co. LLC at 1-866-718-1649.

This communication should be read in conjunction with the Preliminary Prospectus Supplement and the accompanying Final Base Shelf Prospectus.  The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the accompanying Final Base Shelf Prospectus to the extent inconsistent with the information in the Preliminary Prospectus Supplement and the accompanying Final Base Shelf Prospectus.  In all other respects, this communication is qualified in its entirety by reference to the Preliminary Prospectus Supplement and the accompanying Final Base Shelf Prospectus.

An investment in the securities described in this document is subject to certain risks.  Prospective purchasers should therefore carefully consider the disclosure with respect to the Issuer included and incorporated by reference in the Final Base Shelf Prospectus, the Preliminary Prospectus Supplement, any other applicable shelf prospectus supplement and any amendment.

Owning the securities described in this document may subject you to tax consequences both in the United States and in Canada.  Such consequences for purchasers who are resident in, or citizens of, the United States or who are residents in Canada may not be described fully in the Final Base Shelf Prospectus, the Preliminary Prospectus Supplement, any other applicable shelf prospectus supplement and any amendment.  Purchasers of the securities should read the tax discussion contained in the Final Base Shelf Prospectus, the Preliminary Prospectus Supplement, any other applicable shelf prospectus supplement and any amendment.

The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that the Issuer is incorporated under the laws of Canada, that most of its officers and directors are residents of Canada and that a substantial portion of the assets of the Issuer and said persons are located outside the United States.

This offering of securities described in this document is being made by a Canadian Issuer that is permitted, under the multijurisdictional disclosure system adopted by the United States and Canada, to prepare the prospectus supplement in connection with the offering in accordance with Canadian disclosure requirements. Purchasers of the securities described herein should be aware that such requirements are different from those of the United States.

Neither the SEC nor any state or Canadian securities regulator has approved or disapproved the securities described in this document or determined if the Preliminary Prospectus Supplement or any other applicable shelf prospectus supplement to be filed in connection with the offering of such securities is truthful or complete. Any representation to the contrary is a criminal offence.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.